ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

October 24, 2014	Pulluru, Harsha
T 617-951-7291
F 617-235-0658
harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Preliminary Proxy Statement filed on October 9, 2014

Dear Ms. Rossotto:

On October 9, 2014, Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed a preliminary Proxy Statement (the “Statement”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended. On October 20, 2014, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Statement.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.  Any capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Overview of Proposals

1.                                      Comment:  The overview of Proposal 1 states that certain changes to the investment advisory agreements between the Trust and Baillie Gifford Overseas Limited (“the Manager”) are intended to further the goal of registering the shares of the Trust under the 1933 Act.  Please provide a more detailed description within the “Overview of Proposals” section of how the proposed changes to the investment advisory agreements will impact the registration of the Trust’s shares under the 1933 Act, or remove the reference to registration under the 1933 Act.

Response:  In Sub-Proposal 1.A, shareholders of certain Funds are being asked to approve a rebalancing of the management fees and shareholder service fees of such Funds in a manner that the aggregate fees charged by the Manager will either decrease or remain the same.  This change is intended, in part, to comply with FINRA rules that prohibit funds whose shares are sold by a registered broker-dealer from charging service fees in excess of 0.25%.  Sub-Proposal 1.B, where shareholders are being asked to approve certain other changes to the investment advisory agreements, is not relevant to any registration under the 1933 Act.  In order to avoid any confusion or place undue emphasis on any registration under the 1933 Act, the reference to registration under the 1933 Act has been removed from the overview of Proposal 1, although such registration is described in greater detail in other sections of the Statement.

2.                                      Comment: Within the overview of Proposal 1, please further clarify the distinctions between Sub-Proposals 1.A and 1.B, and which Funds are eligible to vote on them.

Response: The requested change has been made.  In addition, the proposal summaries included in the Notice of Special Meeting of Shareholders and on the first page of the Statement have been revised to list the sub-proposals separately and to include a list of the Funds eligible to vote on each sub-proposal.

3.                                      Comment: The overview of Proposal 2 states that the proposed changes to the Trust’s Declaration of Trust would continue “to require the Funds, the officers of the Trust and the Trustees to operate in accordance with all applicable laws and fiduciary standards.”  Please explain why this is included in the overview of Proposal 2.

Response: The quoted language was included to emphasize that while the proposed changes to the Declaration of Trust are intended to make the administration of certain matters more efficient and cost-effective on a going forward basis, and to provide more flexibility in the operations of the Funds, they would have no impact on the Funds’, or their officers’ or Trustees’, obligations under applicable laws and fiduciary standards.  The quoted language has been removed from the overview of Proposal 2, although similar language is retained in other sections of the Statement.

4.                                      Comment: In the final paragraph under “Overview of Proposals,” please provide further clarification regarding the distinctions between the various Proposals and which Funds are eligible to vote on them.

Response: The requested change has been made.  For the purposes of clarity, the referenced paragraph has been removed and language further describing each proposal, and the Funds eligible to vote on such proposal, have been added to the overviews of each proposal.

Proposal 1

5.                                      Comment: The second paragraph under “Proposal 1” notes that “[i]n addition to the changes described below, there are other substantive and stylistic differences between the Existing Advisory Agreements and the Proposed Advisory Agreement.”  Please confirm that all substantive differences between the Exiting Advisory Agreements and the Proposed Advisory Agreement are described within the Statement.

Response:  The Trust confirms that all substantive differences between the Existing Advisory Agreements and the Proposed Advisory Agreement are described in the Statement. The quoted language has also been revised as follows (additional language is underlined; deleted language is shown in ~~strikethrough)~~:

In addition to the substantive changes described below, there are certain other ~~substantive and stylistic~~ differences between the Existing Advisory Agreements and the Proposed Advisory Agreement.

The Registrant further notes that the Proposed Advisory Agreement, marked against a form of the Existing Advisory Agreement (all of which are substantially identical to one another), is included as Appendix D to the Statement.

6.             Comment: The second paragraph under “Proposal 1 — 1.A Rebalancing the Affected Funds’ Management Fees and Shareholder Service Fees” notes that registration under the 1933 Act would “allow institutional clients to offer shares of the Funds as an option in participant-directed defined contribution benefit plans.”  Please clarify the identity of the “institutional clients” referenced therein.

Response:  The Trust has revised the quoted language as follows (additional language is underlined; deleted language is shown in ~~strikethrough)~~:

Where relevant, this will allow ~~institutional~~ retirement-plan clients of the Manager to offer shares of the Funds as an option in participant-directed defined contribution plans that they sponsor.

7.             Comment: Under “Proposal 1 — 1.A Rebalancing the Affected Funds’ Management Fees and Shareholder Service Fees,” please consider moving the bulleted paragraphs summarizing the impact of the adjustment of the management and shareholder service fees with respect to each share class of the Affected Funds such that they immediately precede the tables comparing the annual fund operating expenses which are payable under the Existing Arrangements to the Proposed Arrangements.

Response:  The Trust respectfully declines to make this change as it believes that the bulleted paragraphs summarizing the impact of the of the adjustment of the management and shareholder service fees are presented to shareholders most clearly at the beginning of the description of Sub-Proposal 1.A, with the more detailed tables comparing the annual fund operating expenses under the Existing Arrangements and the Proposed Arrangements included towards the end of the description of Sub-Proposal 1.B.  The Trust has, however, added disclosure immediately following the bulleted paragraphs summarizing the impact of the adjustment in fees to note that tables comparing the annual fund operating expenses under the Existing Arrangements and Proposed Arrangements are included further below within the Statement.

Proposal 2 — Adoption of Amended and Restated Agreement and Declaration of Trust

8.             Comment: Under “Proposal 2 — Adoption of Amended and Restated Agreement and Declaration of Trust — Shareholder Rights — Limitation on Direct Claims,” please consider providing more extensive disclosure regarding the impact of the new provision on shareholders, and state whether this will have any impact on shareholders’ ability to bring claims against the Funds that are based on causes of action under the 1933 Act.  Please also confirm supplementally that the changes described in this section are consistent with Massachusetts law.

Response:  The disclosure has been clarified to note that the provision will have the impact of preventing any shareholder or class of shareholders from bringing a direct action or claim for monetary damages against the Trust or Trustees based on any express or implied rights of action under the Proposed Declaration of Trust or the 1940 Act (with the exception of rights of action permitted under Section 36(b) of the 1940 Act) without first obtaining authorization from the Trustees, and to state that this restriction has no impact on rights of action that are not brought under the Proposed Declaration of Trust or the 1940 Act. The Trust submits that that the current disclosure adequately describes the impact of the changes to shareholders. The Trust also confirms that the changes described in this section are consistent with Massachusetts law.

9.             Comment: Under “Proposal 2 — Adoption of Amended and Restated Agreement and Declaration of Trust — Shareholder Rights — Merger and Consolidation,” please consider providing more extensive disclosure regarding the impact of the new provision on shareholders.

Response: The Trust submits that the current disclosure adequately describes that the proposed change would authorize certain mergers, consolidations and sales of assets without shareholder approval, subject to any shareholder voting requirements of the 1940 Act and the rules adopted thereunder.  The disclosure notes that under the current Declaration of Trust, such transactions require shareholder approval and that the proposed change would expand the authority of the Trustees to authorize such a transaction without shareholder approval, which would provide added flexibility to the Trustees to make decisions that they believe are in the Funds’ best interests, without causing the Trust to incur the time and expense of soliciting shareholder approval unless the law requires it.  As a result, the Trust respectfully declines to make a change to the disclosure.

10.          Comment: Under “Proposal 2 — Adoption of Amended and Restated Agreement and Declaration of Trust Trustees’ Rights and Powers — Standard of Care Applicable to the Trustees,” there is a discussion of the SEC’s 2003 adopting release for disclosure requirements related to the “audit committee financial expert” designation.  Please explain why the SEC release is relevant to the discussion of the standard of care applicable to the Trustees.

Response: The reference to the SEC adopting release will be removed and replaced with a more general statement that the proposed change to the Declaration of Trust is consistent with SEC guidance, which does not require a higher standard of care for any Trustee.

Proposal 3 — Election of Trustees

11.          Comment: Under “Information About the Board and the Nominees,” please state whether the Trust has a lead independent trustee.

Response: The Trust has revised the relevant disclosure to state that the Trust does not have a lead independent Trustee.

12.          Comment: Under “Proposal 3 — Election of Trustees — Information About the Board and the Nominees,” footnote 2 to the table listing the Nominees, including their principal occupations and other directorships held during the past five years, states that “[p]revious positions during the past five years with Baillie Gifford & Co., the Manager, and Baillie Gifford Group are omitted if not materially different from the positions listed.”  Please confirm that all positions that are materially different are listed separately.

Response: The Registrant confirms that all positions that are materially different are listed separately, and that it believes that the current disclosure satisfies the requirements of Item 22(b)(1) of Schedule 14A.

13.          Comment: Please confirm that the Statement discloses whether any of the Nominees personally own shares in the Trust.

Response: The Trust confirms that as of December 31, 2013, none of the Nominees were beneficial owners of any equity securities in (i) the Trust or (ii) any other registered investment companies overseen by the trustees within the same family of investment companies as the Trust.  The Trust notes that disclosure to this effect is included in the Statement, under “Proposal 3 — Election of Trustees — Information About the Board and the Nominees.”

Appendix B — Board Considerations Regarding Contract Approval

14.          Comment:  Please confirm that Appendix B to the Statement discloses all material factors considered by the Board that formed the basis of its recommendation that shareholders of the Funds vote for the approval of the proposed investment advisory agreement between the Trust and the Manager (the “Proposed Advisory Agreement”).

Response: The Trust confirms that Appendix B to the Statement discloses all material factors considered by the Board that formed the basis of its recommendation that shareholders of the Funds vote for the approval of the Proposed Advisory Agreement.

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions or comments with respect to this letter to the undersigned at (617) 951-7291 or to George B. Raine at (617) 951-7556.

Very truly yours,

/s/ Harsha Pulluru

Harsha Pulluru

cc:                                Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.